PROVIDENT FUNDING ASSOCIATES, L.P.


                        ATTESTATION REPORT OF INDEPENDENT

                        REGISTERED PUBLIC ACCOUNTING FIRM


                                DECEMBER 31, 2006



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        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




        To the Partners of
        Provident Funding Associates, L.P.:


        We have examined management's assertion that Provident Funding Associates, L.P. (the "Company") has complied with the applicable servicing criteria in paragraph (d) of Regulation AB, Item 1122 enumerated in Appendix A, as of and for the year ending December 31, 2006 (see Appendix A). Provident Funding Associates, L.P.'s management is responsible for Provident Funding Associates, L.P.'s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

        Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with applicable servicing criteria.

        In our opinion, management's assertion that the Company complied with aforementioned applicable servicing criteria as of and for the year ending December 31, 2006, is fairly stated, in all material respects, based on the applicable servicing criteria enumerated in Appendix A.


        /s/ Moss Adams LLP
        Stockton, California
        February 27, 2007